Exhibit 99.2

Company Presentation May 2016 © 2016 Kitov Pharmaceuticals Holdings Ltd. Kitov Pharmaceuticals Streamlined Late - Stage Drug Development

Streamlined Late - Stage Drug Development This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction . All statements in this communication, other than those relating to historical facts, are "forward - looking statements" within the meaning of applicable securities laws . These forward looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition . However, these forward - looking statements are not guarantees of future performance and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward - looking statements . Important factors that could cause actual results to differ materially from our expectations include, among others : the risk that drug development involves a lengthy and expensive process with uncertain outcome ; Kitov's ability to successfully develop and commercialize its pharmaceutical product ; the length, progress and results of any clinical trials ; the introduction of competing products ; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry ; the difficulty in receiving the regulatory approvals to commercialize Kitov's products ; the difficulty in evaluating business prospects ; lack of sufficient funding to finance the clinical trials ; the difficulty of predicting actions of the USA FDA ; the regulatory environment and changes in the health policies and regimes in the countries in which we operate ; changes in the global pharmaceutical industry ; European Medicines Agency and other regulatory authority approvals ; natural disasters ; labor disputes ; rising interest rates ; general market, political or economic conditions in the countries in which we operate ; volatility or crises In the financial market ; arbitration, litigation and regulatory proceedings ; and war or acts of terror . Forward - looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties . You should not unduly rely on any forward - looking statements . Although we believe that the expectations reflected in the forward - looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward - looking statements will be achieved or will occur . Readers are urged to carefully review and consider the various disclosures made in the Company’s reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects . These forward - looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward - looking statements for any reason, whether as a result of new information, future events or otherwise, except as required by law . More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in Kitov Pharmaceuticals Holdings Ltd . 's Registration Statement on Form F - 1 filed with the SEC, which is available on the SEC's website, www . sec . gov . Forward Looking Statements

Streamlined Late - Stage Drug Development Company Profile  Attractive, late stage asset Operations F inancial Summary ▪ Lead drug candidate, KIT - 302 addresses a multi - billion dollar market of patients with osteoarthritis and hypertension ▪ In a pivotal Phase III trial KIT - 302 met its primary efficacy endpoint. NDA submission planned by the end of 2016 ▪ Management team with proven track record in drug development, NDA submissions and FDA approvals ▪ KIT - 302 formulation and manufacturing contracted to Dexcel Pharma - Israel’s largest private pharmaceutical company. All of Dexcel’s production sites are approved by the FDA and EMA ▪ Market cap: $ 22  MM (as of May 2 , 2016 ) ▪ Cash: $ 10.6 MM (as of December 31 , 2015 ) , no debt ▪ $ 22 MM total investment to date ▪ Founded in 2010 . Public on TASE since July 2013 ; IPO on Nasdaq in November 2015 . Ticker: KTOV ▪ 3.8 million ADS. Each ADS represents 20 ordinary shares

Streamlined Late - Stage Drug Development Investment Highlights ▪ Lead drug candidate KIT - 302 , a combination of celecoxib (Celebrex®) and amlodipine (Norvasc ®) achieved its primary efficacy endpoint in a pivotal phase III trial for treatment of pain caused by osteoarthritis, and hypertension, a known side effect of NSAIDs ▪ Regulatory submission path with FDA is under a Special Protocol Assessment (SPA), and 505 (b) 2 route ▪ Over 27 million people in the U.S. suffer from OA, of whom approximately 13.5 million suffer from both OA and hypertension ▪ Kitov’s strategy is to leverage its deep regulatory and clinical trial expertise to focus on development of therapeutic candidates while using regulatory mechanisms that will lead to faster pathways to approval ▪ Kitov is pursuing both Formulation and Method of Use patents. At minimum, if first - to - file, KIT - 302 will be expected to be protected by 3 years of market exclusivity in the U.S., and 7 - 10 years in EU markets

Streamlined Late - Stage Drug Development Key Management Paul Waymack, M.D., Sc.D. - Chairman of the Board and Chief Medical Officer: Fo rmerly FDA medical officer Isaac Israel - CEO: Formerly CEO of BeeContact Ltd . ( TASE:BCNT ), NextGen Biomed (TASE: NXGN) Simcha Rock, CPA, MBA - CFO: Formerly Senior VP Edmond de Rothschild William Berlin, PhD - Chemistry Manager: Formerly FDA chemist Gil Ben - Menachem, Ph.D., MBA - VP BD: Formerly at Paramount, Teva , Ophtalix , Dexcel , NIH

About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Streamlined Late - Stage Drug Development Fixed Dose Combination Drugs ▪ Provides improved medical treatment of patients diagnosed as suffering from two or more different diseases ▪ Cost of developing a combination drug using known molecules can be materially lower than developing a new chemical entity ▪ Reduced development risk due to component drugs having established efficacy and safety profiles ▪ Potential clinical and marketing advantages for a combination drug versus its individual components

Streamlined Late - Stage Drug Development Expected NDA Submission to FDA Combination Indication Product H 2 2016 Celecoxib + Amlodipine  Osteoarthritis KIT - 302 - Naproxen + Isradipine Osteoarthritis KIT - 301 * * The Company is currently focusing on KIT - 302 Kitov’s Combination Drug Pipeline

Streamlined Late - Stage Drug Development Osteoarthritis & Hypertension ▪ Osteoarthritis, the most common type of arthritis, causes loss of cartilage, decreased mobility, and significant pain; the incidence of osteoarthritis increases with age ▪ NSAIDs are effective for treating osteoarthritis related pain . However, NSAIDs have a significant deleterious side effect: elevated blood pressure ▪ Hypertension, known as the “silent killer”, increases the risk of heart attack, stroke, and death ▪ 27 million people in the US suffer from osteoarthritis of whom, 13.5 million people may suffer from hypertension as well ▪ Over half of the 50 + age group in US/EU suffer from hypertension ▪ There is no single medication on the market that simultaneously treats both osteoarthritis and hypertension

Streamlined Late - Stage Drug Development NSAIDs and Antihypertensive Drugs Since 2005 in the U.S., NSAIDs carry an FDA - mandated “Black Box” label warning of increased cardiovascular risks:  In July 2015 the FDA issued a Safety Announcement stating its intention to : • Require labels for prescription NSAIDs to indicate that the risk of heart attack or stroke associated with NSAIDs, can occur as early as the first weeks of using an NSAID and may increase with longer use • Strengthen the current Label Warning, in effect since 2005

Streamlined Late - Stage Drug Development ▪ Many osteoarthritis sufferers do not receive NSAIDs due to physicians’ and patients’ fear of elevated blood pressure ▪ KIT - 302 combines celecoxib, the only COX - 2 selective NSAID approved in U . S . , with amlodipine, a well - known anti - hypertensive, to : x Treat osteoarthritis pain x Treat NSAIDs’ side effect of elevated blood pressure (which may cause hypertension), or x Treat pre - existing hypertension ▪ In August 2011 , the FDA issued a Safety Information Announcement stating : No such Safety Information Announcement was issued by the FDA with regard to amlodipine, a calcium channel blocker, used in KIT - 302 “ .. In patients who are elderly, volume - depleted (including those on diuretic therapy), or with compromised renal function, co - administration of NSAIDs , including selective COX - 2 inhibitors, with angiotensin II receptor antagonists … or ACE inhibitors, may result in deterioration of renal function, including possible acute renal failure . ” Rationale for KIT - 302

Streamlined Late - Stage Drug Development KIT - 302 ’s Advantages vs. Current Treatment  Patient Advantages • Simultaneous treatment of two severe medical conditions • Convenience of taking one pill instead of two • Should lower patient co - pay for one drug as opposed to two drugs Physician Advantages • Simultaneous treatment of two severe medical conditions • Improves patient compliance • Reduces concerns related to NSAID side effects ▪ Currently, poor patient compliance in taking prescribed anti - hypertensive medications ▪ KIT - 302 provides a combination solution that does not exist in the market today and offers real advantages

Streamlined Late - Stage Drug Development ▪ FDA policy (March 2011 ) states that a drug that lowers blood pressure will be permitted to carry the following in its labeling: ▪ FDA informed Kitov in writing this labeling may be used on the package insert of KIT - 302 ▪ Following FDA approval of KIT - 302 , physicians’ choice in treating osteoarthritis pain will be: Moreover, if approved by FDA, KIT - 302 will be the only drug in the market able to claim simultaneous treatment of OA pain and treatment of hypertension KIT - 302    W ith labeling noting reduction of blood pressure and lowering the risk of heart attack, stroke and death KIT - 302 Should Enjoy Labeling Advantage  9 OR NSAID    P ain relief drug with its “black box”, warning of the risk of heart attack, stroke, and death 8

Streamlined Late - Stage Drug Development Intellectual Property and Market Exclusivity ▪ Two Patent Families Pending: • Pharmaceutical Formulation a nd Methods - Of - Use patents which c ombine NSAID compounds w ith Anti - Hypertensive compounds • Methods for a meliorating Drug - Induced Elevations in Blood Pressure via Adjunctive Use of a t l east o ne Anti - Hypertensive ▪ Expected market exclusivity: U.S. 3 years* Europe 7 - 10 years * Subject to the Company being the first to file an NDA

About Kitov Pharmaceuticals Our Market Our Drugs Our Development Plan

Streamlined Late - Stage Drug Development ▪ Double - blind, placebo controlled, multi - center Phase III clinical trial in 152 patients ▪ Four arms, each of 30 - 45 patients, treated for 2 weeks with once daily oral dosage of placebo , celecoxib ( 200 mg) , amlodipine ( 10 mg), and KIT - 302 ( 200 mg celecoxib + 10 mg amlodipine) ▪ Primary end - point : • Demonstrate that the reduction in blood pressure in KIT - 302 arm is at least 50 % of the reduction in the amlodipine arm • No need to demonstrate or measure efficacy in treatment of pain caused by osteoarthritis Phase III Trial Design

Streamlined Late - Stage Drug Development Phase III Trial Results  Daytime Systolic Daytime Diastolic Nighttime Systolic Nighttime Diastolic KIT - 302 - 10.6 [1.3 ] - 7.5 [0.9 ] - 10.5 [1.5 ] - 7.0 [1.2 ] Amlodipine - 8.8 [1.2 ] - 5.5 [0.8 ] - 6.4 [1.7 ] - 3.2 [1.2 ] Celecoxib - 0.5 [1.6 ] - 1.5 [1.0 ] - 1.7 [2.2 ] 0.3 [1.3 ] Placebo - 2.1 [1.6 ] - 0.3 [1.1 ] - 1.4 [1.8 ] 0.0 [1.2 ] ▪ Data announced Dec . 15 , 2015 ▪ Primary efficacy end - point has been successfully achieved ▪ Number of patients (n= 152 ) was adequate to provide statistical significance Changes in Blood Pressure from Baseline to Finish (mm Hg [ SEM ] )

Streamlined Late - Stage Drug Development KIT - 302 - NDA Approval Expected H 2 2017 2017 2016 Q 4 Q 3 Q 2 Q 1 Q 4 Q 3 Q 2 Q 1 COMPLETED Q 4 2015 Phase III Trial Final PK Study CMC NDA Submission until approval

Streamlined Late - Stage Drug Development Status Due Date Milestone x Complete Q4 2015 Complete patient enrollment in Phase III Trial x Complete Phase III clinical trial top - line results x Complete Phase III clinical trial final results x Complete Q 1 2016 Pre - NDA meeting Q 2 2016 Pre - NDA meeting - FDA response Q 2 2016 Complete CMC manufacturing Q 2 2016 Final PK study results H 2 2016 NDA submission H 2 2017 NDA approval Planned Milestones

Streamlined Late - Stage Drug Development ▪ World - wide sales of Celebrex ® were $2.7 billion in 2014, ~$ 1B in 2015 (due to generic erosion) ▪ Following the successful completion of the Phase III clinical trial, Kitov intends to: • Partner KIT - 302 with pharmaceutical marketing partners • Negotiate reimbursement arrangements with insurers Market Considerations  Case Study: Vimovo ® (naproxen/esomeprazole magnesium) • F ixed - dose combination developed by Pozen Inc., primarily commercialized by Astra Zeneca • Treats gastro - intestinal side effects of a non - selective NSAID • Approved by the FDA in 2010; Horizon Pharma acquired the U.S. rights in November 2013 for $35 million + royalty and milestone payments • Vimovo’s net sales in the U.S. reached $167 million in 2015

Streamlined Late - Stage Drug Development ▪ KIT - 302 CMC is partnered with Dexcel Pharma - Israel’s largest private pharmaceutical company • 47 years in operation; 1,000 + employees; 5 billion tablets produced per year; 3 state of - the art FDA - inspected manufacturing plants; 300 marketing authorizations; 39 distribution countries ▪ Strategic agreement with Dexcel for KIT - 302 (April, 2014 ): • Dexcel to provide chemistry , manufacturing and control (CMC ) services, including : o Analytical methods and validation, stability testing o Production of batches for pharmacokinetic studies o Scale - up and manufacture supplies of KIT - 302 adequate to submit NDA to FDA * CMC Outsourced to Dexcel Pharma

Streamlined Late - Stage Drug Development Summary: Why Kitov? ▪ Proven management team with d eep FDA experience and fast - track regulatory expertise ▪ KIT - 302 is innovative solution for the simultaneous treatment of both osteoarthritis and hypertension ▪ Attractive alternative, with clear marketing advantages, to currently available drugs in a large, multi - billion dollar market ▪ SPA - mandated Phase III trial completed in Q 4 2015 and successful results announced on December 15 , 2015 ▪ Using 505 (b)(2) pathway, NDA submission planned for late 2016 / Expect timely NDA Approval ▪ Kitov has solid cash position with limited cash burn

US Address : 1615 Suter's Lane NW Washington DC 20007 Thank you Kitov Pharmaceuticals Ltd. Israel Address : One Azrieli Center Round Tower 132 Menahem Begin Rd . Tel Aviv 6701101 Tel : + 972 - 2 - 625 - 4124 www.kitovpharma.com